Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

December 6, 2021

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2021

Response Dated October 26, 2021

File No. 001-07628

Dear Ms. Angelini:

This is in response to the staff’s follow-on comment letter of November 5, 2021, relating to our responses dated October 26, 2021 to the staff’s previous comment letter, dated September 21, 2021, to our annual report on Form 20-F for our fiscal year ended March 31, 2021 (the “2021 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Honda believes that the pursuing the elimination of impacts on the environment is an important part of the value it can provide in the future and is working to comprehensively address related challenges. As of March 31, 2021, Honda’s electric vehicle and fuel cell vehicle line-up consisted solely of two models. However, Honda has set a goal of achieving a ratio of electric vehicles and fuel cell vehicles within overall unit sales in all major markets combined to 40% by 2030. Ultimately, Honda seeks to achieve net carbon neutrality over the next 20 years, including by increasing the proportion of electric and fuel cell vehicles among vehicles sold. Accordingly, Honda expects that the proportion of climate change-related capital expenditures, such as the purchase and installation of equipment and the construction of facilities relating to electrification and the recording of capitalized research and development expenditures, will begin to expand significantly going forward.

As described in further detail in Honda’s responses to the staff’s comments below, however, Honda does not believe that climate change-related costs and expenditures have been material to its business, financial condition and results of operations in recent fiscal years. As and when such costs and expenditures, and other related matters as applicable, become material to it, Honda intends to ensure that its disclosures appropriately cover and discuss these matters. Honda also intends to consider whether any improvements to its disclosure are necessary to help investors understand the foregoing expectations.

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

1. We note your response to prior comment 2, and reissue our comment. You state that historical amounts of capital expenditures for climate-related projects have not been material. Please expand your discussion to tell us about your capital expenditures relating to climate-related projects and provide us with your materiality analysis. In addition, please provide us with your materiality analysis regarding future capital expenditures relating to climate-related projects in the development or planning stages.

In the fiscal years ended March 31, 2019, 2020 and 2021, Honda’s consolidated capital expenditures, on an accrual basis, were ¥618.5 billion, ¥613.4 billion and ¥565.2 billion, respectively. These capital expenditures consist of investments in facilities and equipment and the capitalized portion of research and development expenditures, but exclude equipment on operating leases attributable to Honda’s financial services business.

Honda’s climate change-related capital expenditures consist of capital expenditures aimed at achieving net carbon neutrality, such as the development of electric vehicles and fuel cell vehicles. Honda advises the staff that, for each of the three fiscal years ended March 31, 2021, the amounts of such climate change-related capital expenditures ranged from slightly more than 1.5% to less than 3.5% of consolidated capital expenditures on the basis described above for each such fiscal year.

Under Honda’s current plans, climate change-related capital expenditures for the fiscal year ending March 31, 2022 are expected to be slightly more than 4% of the consolidated total, excluding equipment on operating leases attributable to Honda’s financial services business.

As noted above, Honda expects that the proportion of climate change-related capital expenditures will begin to expand significantly going forward. As and when such expenditures, and other related matters as applicable, become material to it, Honda intends to ensure that its disclosures appropriately cover and discuss these matters. Honda also intends to consider whether any improvements to its disclosure are necessary to help investors understand the foregoing expectations.

2. Your response to prior comment 3 indicates that you have not experienced any material weather-related damages or other impacts to your property or operations. Please provide information in support of your conclusions, and in response to the other elements of our prior comment. Describe the weather-related damages or other impacts you have experienced and the effect on your business, financial condition, and results of operations. Explain how you analyzed materiality and, to the extent you quantified amounts related to the physical effects of climate change, please provide us with your quantification analysis. In addition, tell us about any weather-related impacts on the cost or availability of insurance.

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

Honda has established a monitoring function whereby risk events, such as natural disasters, are reported to the corporate risk management function on a prompt basis. For the purposes of responding to the staff’s comment, Honda defined “climate change-related” weather impacts such as wind or water damage from heavy rains or typhoons, and based on the monitoring function described above, Honda has identified approximately 20 such instances in the past 3 fiscal years. (Honda notes, however, that not all such instances are necessarily related to “climate change,” given that Honda has operations in regions, such as Japan and parts of the United States, which have traditionally been subject to such weather-related events.) However, none of these 20 instances caused any material impacts on Honda’s business, financial conditions or results of operations. To give one example of such an event, following Hurricane Florence in 2018, certain of Honda’s facilities in North America temporarily ceased operations for a few days. However, the hurricane did not cause any material damage to these facilities, nor did the temporary stoppage at these facilities cause any material impacts on Honda’s business, financial conditions or results of operations.

Regarding insurance, the majority of insurance used by Honda consists of property and freight insurance, and the amount spent by Honda on insurance on an annual basis is approximately 1% of Honda’s profit before income taxes. Accordingly, Honda does not believe that the cost of such insurance is material to its business. Although Honda has seen increases in the cost of insurance, Honda advises the staff that it does not believe that such increases have a material impact on its ability to insure its properties.

3. Your response to prior comment 4, which states that you are not currently subject to any material climate change-related litigation, appears to be conclusory without providing sufficient detail. Please provide additional support for your conclusion, describing the litigation you considered and providing an analysis of materiality. In addition, tell us how you considered providing disclosure specifically addressing the possibility of climate change-related litigation and its potential impact.

On a periodic basis, Honda reviews litigation potentially having a material effect on its business, financial condition or results of operations, which includes lawsuits involving amounts greater than or equal to 1% of Honda’s consolidated profit before income taxes. For the purpose of responding to the staff’s comment, Honda defined “climate change-related lawsuits” as those involving claims of damages by third parties against Honda or its group companies related to climate change. Honda identified no material climate change-related lawsuits based on these criteria.

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

When considering the appropriate scope of disclosure in the 2021 20-F regarding the possibility and potential impact of climate change-related litigation, Honda analyzed multiple climate change-related scenarios and risks, including the risk of climate change-related lawsuits based on theories such as that Honda contributed to climate change or that it suffered a loss as a result of mismanaging a risk related to climate change. Such analysis took into account the historical and current absence of material litigation relating to climate change as well as Honda’s compliance with environmental regulations globally, and its risk management system designed to swiftly respond to risks, including natural disasters, as they occur, which Honda believes limit the risk that it may be subject to material climate change-related litigation. Therefore, at the time of the filing of its 2021 20-F, Honda concluded that it was not necessary to separately address the risk of climate change litigation and that its disclosures regarding risks relating to environmental regulation, natural disasters and legal issues, which cover generally the scenarios under which Honda may be subject to material litigation, were sufficient.

4. Your response to prior comment 5 advises that compliance costs relating to climate change form one portion of your overall compliance and other costs, and that you believe such costs are not individually material in the context of your overall consolidated operating expenses. Please provide additional support regarding your compliance costs relating to climate change, including quantification and your materiality analysis. With respect to your statement that it is “not feasible to specify with a reasonable amount of precision the amount of these costs,” please describe how you are analyzing these costs and what factors are contributing to imprecision.

Honda believes that its compliance costs relating to climate change can be split into 1) costs arising in the course of its production activities and 2) costs arising in the course of its research and development activities. However, at Honda’s worldwide production centers, Honda’s efforts to meet environmental regulatory requirements (which includes climate change-related regulations), as well as other efforts to reduce environmental impacts are an integral part of its normal operational activities, and the related cost cannot be separated from other operational costs. As a result, Honda does not believe that it is feasible to specify with a reasonable amount of precision the amount of compliance costs in its production activities relating to climate change.

The costs arising in the course of Honda’s research and development activities represent Honda’s efforts to continuously develop and introduce competitive models into the market. Although this includes climate change-related compliance costs, it also includes, to take the example of fuel efficiency, Honda’s efforts to achieve fuel efficiency beyond regulatory requirements from a consumer preference and competitiveness standpoint. The related costs of these efforts are applicable to each of these goals, and, accordingly, Honda believes that compliance costs related to climate change and costs for securing competitiveness are not separable, and therefore, it is not feasible to specify the above compliance cost with a reasonable amount of precision.

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

Because Honda does not believe that it is feasible to specify with a reasonable amount of precision the amount of compliance costs relating to climate change, Honda’s materiality analysis was based on the amount of its costs related to environmental conservation, which includes but is a larger concept than climate change-related compliance costs. Based on what it believes are reasonable assumptions and using guidelines, guidebooks and other environmental accounting publications by the Japanese Ministry of the Environment, Honda calculated its costs related to environmental conservation, which amounted to less than 2% of Honda’s overall consolidated operating costs and expenses in the fiscal year ended March 31, 2021. Accordingly, Honda believes that its compliance costs relating to climate change, which represent solely a portion of the cost of activities such as improving fuel efficiency that have some relation to climate change and which in turn are a subset of total environmental conservation costs, are immaterial in the context of its overall operating costs and expenses.

5. We note from your response to prior comment 6 that you may engage in the purchase or sale of carbon credits or offsets from time to time, but do not consider these transactions material to your business, financial condition, or results of operations. To support this statement, please quantify the amounts relating to these transactions.

Although the amounts of such transactions and whether Honda is a net purchaser or seller of carbon offsets fluctuate from year to year, Honda advises the staff that the impact of transactions globally in carbon credits and offsets in the fiscal year ended March 31, 2021 on Honda’s profit before income taxes was approximately ¥10 billion, or slightly over 1%.

If you have any questions about this response letter, please contact, by fax or by e-mail, Rikako Suzuki, Manager of Investor Relations Department (fax: +81-3-5412-1133; e-mail: rikako_suzuki@jp.honda).

Very truly yours,

/s/ Kohei Takeuchi
Kohei Takeuchi
Director,
Senior Managing Executive Officer,
Chief Financial Officer
Honda Motor Co., Ltd.

cc:	Mr. Sergio Chinos

(Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission)

Mr. Keiji Hatano

Mr. Nirav N. Mehta

(Sullivan & Cromwell LLP)